Exhibit 99.1

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BAYN.DE - Bayer AG 2nd Investor Conference Call On Bayer’s Offer To Acquire Monsanto M&A Call

EVENT DATE/TIME: MAY 23, 2016 / 12:00PM  GMT

OVERVIEW:

BAYN announced a proposal to acquire Monsanto with an all-cash offer of $122 per Monsanto share, representing premium of 37% to Monsanto share price of $89.03 as of 05/09/16.

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MAY 23, 2016 / 12:00PM  GMT, BAYN.DE - Bayer AG 2nd Investor Conference Call On Bayer’s Offer To Acquire Monsanto M&A Call

CORPORATE PARTICIPANTS

Juergen Beunink Bayer AG - IR Manager

Werner Baumann Bayer AG - CEO

Liam Condon Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Johannes Dietsch Bayer AG - CFO

CONFERENCE CALL PARTICIPANTS

David Begleiter Deutsche Bank - Analyst

Jonas Oxgaard Bernstein Research - Analyst

Jeff Zekauskas JPMorgan - Analyst

Toby Hunston Insight Investment - Analyst

Gregor Claussen Hauck & Aufhaeuser - Analyst

Bill Kavaler Seaport Global - Analyst

Patrick Lambert Raymond James - Analyst

Daniel Wendorff Commerzbank - Analyst

Saba Hekmat New York Life Investors - Analyst

King Xi FNY Capital - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to Bayer’s second investor and analyst conference call on May 23, 2016 on Bayer’s offer to acquire Monsanto. (Operator Instructions).

I would now like to turn the conference over to Juergen Beunink, Investor Relations of Bayer AG. Please go ahead, sir.

Juergen Beunink  - Bayer AG - IR Manager

Ladies and gentlemen, good afternoon and welcome also on behalf of my colleagues to today’s conference call related to our proposal to acquire Monsanto. The call will be hosted by our CEO, Werner Baumann; our CFO, Johannes Dietsch; and Liam Condon, Member of the Board of Management and the Head of the Crop Science division.

We really appreciate that you could join our call on such short notice. We ask, however, for your understanding that we will close the call after one hour and limit the Q&A session to two questions per person. The webcast of this telephone conference will also be made available.

Before we start I’d like to draw your attention to the legal information at the beginning of the presentation.

With that, I would like to hand over to Werner Baumann.

Werner Baumann  - Bayer AG - CEO

Thank you, Juergen. Good morning to everybody, or good afternoon to everybody, on the call now. Thank you for joining and it’s my pleasure to announce our proposal to acquire Monsanto.

The agriculture industry is at the heart of one of the greatest challenges of our time, and that is how to feed an additional 3 billion people in the world by 2050.

At Bayer, we are passionate about tackling large societal challenges through innovation, science, and with responsibility. It is our core capability to develop innovative businesses in the life sciences and turn them into leaders creating superior value for our shareholders, employees, and also society at large.

We have long respected Monsanto’s business and share their vision of an integrated business that we believe is capable of generating substantial value for Bayer, Monsanto, and all of our key stakeholders.

As a matter of fact, we had discussions on multiple occasions in the last years regarding potential avenues to realize our shared vision from a cooperation in specific areas all the way to R&D agreements.

Following thorough consideration and preparation, we strongly believe that it is actually the combination of the two businesses that captures best the inherent value, and we are fully committed to pursuing the transaction.

This transaction represents a compelling opportunity for Monsanto’s shareholders. As outlined on slide 4, we are proposing an all-cash offer of $122 per Monsanto share, representing a premium of 37% to the Monsanto share price of $89.03 as of May 9, 2016. That is one day prior to our offer.

We believe our offer represents the best opportunity for Monsanto shareholders to generate immediate and certain value at a substantial premium.

Our offer would not be subject to a financing condition. We intend to finance the transaction with a combination of debt and equity. We expect the equity portion represents approximately 25% of the transaction’s enterprise value, and is expected to be raised, primarily via a rights issue.

We are highly confident in our ability to finance the transaction based on advanced discussions with, and support from, both Bank of America Merrill Lynch and Credit Suisse. We are also confident that we will obtain the necessary regulatory approvals.

The transaction represents a major step forward to our crop science business, and would reinforce Bayer as a life-science company with leadership positions in its core business segments.

Through the combination with Monsanto, we would create a fully integrated leader in the agriculture industry. We will be able to offer a broad product portfolio across seeds and traits, crop protection, and biologicals; and can draw on an R&D platform with capabilities in all relevant technologies and a broad and deep combined pipeline to deliver better solutions for farmers.

It will also be at the forefront of digital farming, helping to prepare the industry for the next generation of farming.

In combining our two companies, we expect to create substantial value for our shareholders. We have identified significant potential for sales and cost synergies, in line with industry benchmarks.

We expect to realize approximately $1.5 billion annual synergies after year three, plus an additional integrated offer benefits in the future years. We anticipate the deal to be accretive to core EPS by a mid-single-digit percentage, already in the first full year after closing, and a double-digit percentage thereafter.

In addition, we see potential to command the premium valuation for the combined crop science business.

When you look at the criteria that we have set out for our portfolio divisions, it becomes apparent why this combination so strongly fits into our strategy.

First, we are looking for businesses that have a focus on science-based innovation. Monsanto is highly innovative, with a biotech-centric business model, and they have leading R&D capabilities and a very high productivity to turning their innovation into sustainable applications for farmers.

Second, in our business model, regulation plays a major role, given the level of innovation and the impact of science. Monsanto is successful with this business model in, actually, a regulated industry. Additionally, it has built a very strong position in IP and is one of the drivers of technology in the industry.

Third, we are aiming to build industry leading positions in our businesses. Monsanto is a leader in seeds and traits, with very strong brands, and they are the forefront of digital farming.

Fourth, we particularly aim to identify businesses with strong growth dynamics. Monsanto has an industry-leading secular growth profile and has a strong focus on high growth regions and segments.

Last but not least, we are investing in highly profitable businesses. Monsanto has an outstanding position in that regard. It can claim industry-leading margins and a strong ability to generate cash.

As you see, Monsanto is a strong match in every respect, and highly complementary to our business. It is an extraordinary fit and a major advance for us, both at business and at Group level.

A look at the 2015 pro forma life science sales with Monsanto shows the impact on the overall portfolio of Bayer.

Monsanto would add EUR12.7 billion in sales, an EBITDA of around EUR4 billion and a more than 22,500 staff to Bayer.

The healthcare businesses and the agriculture business would be equally balanced, and would significantly add to our leadership claim in the life sciences.

More specifically, and turning to our crop science business, the combination is about bringing together leading crop protection and seeds and traits businesses, with a larger range of products and targeted solutions for farmers.

The combination would diversify the portfolio across geographies, indications and crops, resulting in lower business risk, while supporting further growth potential, as there is limited overlap.

The combined best-in-class salesforce would use its global network to make a comprehensive product portfolio available to an ever-wider range of consumers, and benefit from significantly enhanced access to farmers.

Put simply, in bringing together these two businesses, we would create an innovation powerhouse, with a strong R&D pipeline in crop protection, seeds breeding, as well as herbicide tolerance and insect-resistance traits.

Furthermore, they would create a leading platform in biologics and digital farming.

The combined businesses innovation potential would be extraordinary and, in turn, help farmers from around the world close the productivity gap in agriculture.

Now, let me hand it over to Liam Condon.

Liam Condon  - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Thank you, Werner. The proposed transaction is driven by our strong belief that, while our industry has to take on enormous challenges, this combination is a powerful response.

By 2050, the world’s population is expected to grow by an additional 3 billion people. This represents about 6 times the population of Europe today.

A significant productivity increase of 60% is required to feed the planet. Rising protein intake will further exacerbate the problem.

Land available to grow food however is expected to decline by around 17% per capita during the same period. If we factor in the effects that climate change may have on yields, what emerges is a significant gap between food requirements and production levels.

Innovative and integrated solutions are required to close this gap. This transaction represents the kind of revolutionary approach to agriculture that will be necessary to sustainably feed the world.

The fundamental challenges affecting the agriculture industry can be directly translated into a new set of requirements that farmers have in conducting their business in the next years.

They have to make the right choice in the best-performing seed varieties; in the way they operate their farms; and the economic use of key input factors, such as seeds and traits, fertilizer and crop protection. Only then can they achieve optimal yields in a more sustainable manner.

For the agriculture industry, this means the need and the opportunity alike to provide a new set of offerings, summarized in what we call the next generation of farming: tailor-made solutions for individual farmers catering to their very complex requirements, across different geographies and product categories; the need to have innovation capability at scale, to be at the forefront of these developments; and the glue between all product and input elements, a digital farming solution, which leverages technology to a maximum for farmers and the environment.

The proposed combination of Bayer and Monsanto will form a new global leader in an industry worth about EUR85 billion today. We are convinced that the combined business will be suited ideally to cater effectively to the requirements of farmers and the challenges of the industry, because it has equal and meaningful strengths in both agrochemicals and seeds.

The business combination would, for example, bring together Bayer’s best-in-class crop protection portfolio and our focus on plant health, chemistry, biologics and comprehensive life science technology platform, with Monsanto’s best-in-class seeds and traits portfolio; its operational and scientific focus on yield; its breeding and trait development; and advanced digital applications.

By combining both companies’ commitment to quality and passion for innovation, we would be able to create a highly integrated product offering and industry-leading R&D for our customers worldwide.

Slide 13 will give you the impression of what we mean by integrated offering. The combination of Bayer and Monsanto would enable us to fully optimize all input factors a farmer needs over the growing cycle. In combination with our superior services, like intensive consultancy and innovative digital farming solutions, our customers will benefit from enhanced yields and sustainability.

A look at the pro forma combined product portfolio shows the high complementarity of the combined business. We will be able to provide our customers with a superior offering across all relevant product segments worldwide.

In addition to broadening our product portfolio, Bayer and Monsanto’s integrated offering would significantly expand our global reach. The combined business would almost quadruple Bayer’s presence in North America, which is of particular importance, given its financial significance, and double Bayer’s presence in the important Latin American region.

The proposed combination of Bayer and Monsanto would create an innovation powerhouse, with capabilities and critical mass in all relevant R&D platforms and technologies, ranging from breeding and traits, chemical and biological crop protection, to digital farming.

Our combined pro forma R&D spend would amount to around EUR2.5 billion. The combined best-in-class R&D pipeline would enable us to better serve our customers and address their challenges and needs. The combined business would be best positioned to make advances in agriculture.

Slide 17 shows a selection of our joint innovation capabilities and how they stack up with challenges and needs of our customers. The challenges and needs that farmers are facing today are extremely broad and require much more targeted solutions in the areas of strengthening plant health and harvests.

Let me give you two specific examples. As farmers struggle with breaking insecticide resistance, Bayer’s innovative insecticides and Monsanto’s new Bt-trait technology will be under the same roof. Bayer’s hybridization platform along with Monsanto’s breeding technology will greatly help farmers in the future to improve their wheat yield.

Looking to the next 10 to 15 years, the combined business will be extremely well positioned to tackle the complex issues that farmers will face, above all with a focus on sustainability.

By 2025, we believe farmers can rely on much higher predictability of yield and input. There will be a very strong element of advice and service in the offering; ease of application will be key; and, we will see major advances in sustainability.

Consequently, the agriculture industry is expected to see an extension in the business model and new ways to address the needs of farmers at farm and field level.

A significant portion of sales will be related to technology and services, with the main input ingredients of today integrated into a tailor-made solution.

Both companies to date have already turned their attention to digital farming; in the case of Monsanto including multi-billion-dollar investments. We expect that the capabilities of the combined business will greatly contribute to superior offerings being available to farmers in the years to come.

With that, I will hand over to Johannes Dietsch.

Johannes Dietsch  - Bayer AG - CFO

Thank you, Juergen. So as you can see, this combination will bring significant short and long-term benefits to farmers across the globe; and, they would translate into attractive financial benefits for Bayer and its shareholders.

The preliminary analysis which we expect to verify through due diligence shows that the combination would generate substantial sales and costs synergies. Costs synergies in line with industry benchmarks would be driven by the optimization of product supply chains, marketing and sales and R&D teams, as well as overhead reduction.

Topline growth is expected to come from more customized product combinations and integrated solutions across geographies. We envisage total synergies to amount to approximately $1.5 billion after year three, plus additional integrated offer benefits in future years.

We expect the combination to be core EPS accretive by a mid-single-digit percentage in the first full year after closing and a double-digit percentage thereafter.

It will have a positive impact on our earnings and margin development, both at crop science and Group level.

Overall, we are convinced that the combined business should be able to claim a premium valuation.

As you know, Bayer is always committed to creating value for its shareholders and, with this transaction, we will continue to do so. By transforming Bayer into a life science company, we have increased our market capitalization by a factor of about 4 since 2004 and have successfully integrated large and complex companies into our portfolio.

We are very confident we will maintain the strong integration track record, which we have built in the past. We assume that integrating Monsanto from a business perspective will be no more complex than some of our previous acquisitions, such as the Schering acquisition in 2006.

For instance, total headcount in both cases is about the same size. In terms of legal entities, this combination is far less complex than the Schering acquisition. Here, we are talking about 37 major subsidiaries compared to 154 subsidiaries in the case of Schering.

We are very confident that our proven processes and experienced management team, as well as superior execution enable us to deliver on our promises.

On slide 21 we have compiled an analysis of some of our larger transactions to provide proof of our execution capability. We have limited this review to cost synergies, but the message is clear: we deliver on the synergies we identify and the result is strong value creation for shareholders.

Let me spend a moment discussing how this transaction would affect Bayer from a finance perspective.

Despite a large amount of debt financing that this transaction will require, we target an investment grade rating immediately after closing of the transaction and remain committed to a single A credit rating category in the long term.

To ensure this, we plan to take a disciplined approach to deleveraging our balance sheet and we believe that the strong cash flows of the combined business would contribute to improving our financial profile.

Our commitment to deleveraging is more than simple words. We have a proven track record of quickly deleveraging our balance sheet after large transactions. We aim to reduce anticipated debt levels from the combination with Monsanto in the same timely and disciplined manner.

With that, I hand over back to Werner Baumann.

Werner Baumann  - Bayer AG - CEO

Yes, thanks, Johannes. So execution of our stated strategy, namely driving profitable growth in innovation-driven industries with a growth profile of their own, has rendered superior returns for our shareholders. We will remain focused on that strategy across all our businesses.

In pharma we will place particular attention on the maximization of the value of launch products. We aim to advance the early and mid-stage pipeline.

In marketing and sales, our focus will be on driving commercial excellence and we will continue to explore opportunities for partnerships, innovation and bolt-on acquisitions.

In consumer health, we are very well positioned and have strengthened this business recently with the acquisitions of Merck OTC and Dihon. Priority will now be placed on the globalization of established brands and the launch of our innovation pipeline.

In emerging markets, we will advance our focus strategies. Overall, we want to capitalize on the synergy potential from recent acquisitions, while we remain open to incremental add-ons and alliances.

Let me briefly summarize why we believe this acquisition to be such a compelling transaction for shareholders of Bayer and Monsanto alike.

Monsanto shareholders benefit from an all-cash offer that provides immediate and certain value at a substantial premium. In accepting this offer, Monsanto shareholders can capitalize on the benefits of an integrated business model, which Monsanto has also been advocating for quite some time now.

For Bayer shareholders, this transaction is highly attractive. It is highly value accretive as the creation of an integrated leader in agriculture provides substantial synergy potential, which will be earnings accretive, enhance earnings growth and generate strong cash flows.

So what are the next steps? Let me first refer to the history of this transaction. On May 10, we had a meeting with Monsanto where we handed over a letter with our private proposal.

On May 18, Monsanto publicly disclosed that they have received our private proposal.

On May 19, we confirmed the preliminary discussions we had with Monsanto.

Due to further market speculation and stakeholder inquiries, we decided today to make our private proposal public.

We are looking forward to discussions with Monsanto and are prepared to proceed immediately with due diligence and negotiations and to achieve an agreed transaction. So you see that we are fully committed to this compelling transaction.

That concludes my remark. Thanks for your time. Now, we are happy to take your questions, and I hand it back over to Juergen Beunink.

QUESTION AND ANSWER

Operator

(Operator Instructions). David Begleiter, Deutsche Bank.

David Begleiter  - Deutsche Bank - Analyst

On the synergies, can you break down between costs and sales synergies and the cost side, I mean a little more detail on the various buckets of the savings?

Werner Baumann - Bayer AG - CEO

Yes, thank you, David. Johannes Dietsch is going to answer this question.

Johannes Dietsch - Bayer AG - CFO

Well, at this point in time, we can only place the $1.5 billion after year three. We have not broken down this number and, for the time being, we have to stick to this level without giving more details.

David Begleiter - Deutsche Bank - Analyst

Understood. Just one more question. On Monsanto’s digital ag platform, which they’ve invested, as you said, billions of dollars, how are you valuing that platform in your acquisition proposal?

Werner Baumann - Bayer AG - CEO

Yes, thanks, David, for that follow-up. This platform is not specifically valued based on, let’s say, the investment that has gone into it. It is a huge growth driver which we believe is going to be put to work once the benefits of algorithm and agronomical consulting can be put together in a more comprehensive, and that means complete, offering.

You have to look at it the following way. Currently, a number of companies do not have access to their own product portfolio that they then can string together under an algorithm-driven, data-driven, enhanced service package to recommend the farmer kind of a recipe of what it is he should use by when in terms of seed varieties; fungicides; herbicides; also, fertilizer; when he should spray; how he should spray; and where he should spray specific combinations, based on the quality of the soil, the nutrition levels in the soil, and so on.

That is what that Climate Corp represents, that has been significantly enhanced since Monsanto has acquired it in 2013.

Now, moving into a situation where the combined Company has a substantially broader offering, that digital farming platform is actually there to string it all together.

And that, in end, will provide the combined business with an enhanced business model that could ultimately go so far that the farmer is going to get a yield guarantee, and the input combination would be something that the provider, which means us, would have to figure out.

So that is still some time out, but it is actually that direction you have to think into.

David Begleiter - Deutsche Bank - Analyst

Thank you very much.

Operator

Jonas Oxgaard.

Jonas Oxgaard - Bernstein Research - Analyst

Bernstein Research. Question: if Monsanto Board rejects this deal, would you go directly to Monsanto shareholders, or how are you thinking about this?

Werner Baumann - Bayer AG - CEO

Well, Jonas, thanks for the question. We are at this point in time awaiting the answer from Monsanto’s Board of Directors. We are totally convinced that the offer we have put on the table is highly attractive to Monsanto’s owners.

If you look at the premium we put on top of the share price of main lines, it commands an additional 30% — 37% of immediate and certain value to Monsanto’s shareholders. That compares extremely well to other transactions we have seen in the market, and we believe that that is, again, a highly compelling offer for the owners.

We are waiting for the response. We are eager to engage into negotiations, and then would be very, very rapidly moving forward. But, again, let’s wait for Monsanto’s Board of Directors answers and then we take it from there.

Jonas Oxgaard - Bernstein Research - Analyst

Makes sense. A different question if you don’t mind, I think you’ve said in your conference call this morning that you plan on keeping the two companies together — or the two companies the ag and the pharma together. Can you talk a little bit about what kind of synergies you’re seeing between ag and pharma?

Werner Baumann - Bayer AG - CEO

Well, the way we run our businesses is it’s not driven by the synergies as, let’s say, a strategic rationale between a consumer , a pharmaceuticals and a crop business.

There are some technologies that can be put to work across our businesses. Also, in terms of future maybe breakthrough technologies, as an example there think about gene editing that is going to be applicable both to our crop business and to our pharmaceutical business in different indications.

We have that technology available to us, and are working on it. There are other base technologies, expertise that cut across divisions, but it is way too small to create and construct the strategic rationale out of it.

We are in the business of building industry-leading businesses, and we do that in areas where we can bring capabilities to the table that can convert businesses we run into these leading businesses.

Whether you look at crop science or consumer health, or also some of the segments we are active in, in pharma; that is what we do.

That is what we are fairly good at, if you look at the significant value creation that has come out of it, with the tremendous portfolio changes we have driven over the last 10 to 15 years.

You should look at it in a way that you should assume that wherever we think that we are the best potential owner of a business, we skate where the value is, and that is what we are doing.

So I hope that answers your question.

Jonas Oxgaard - Bernstein Research - Analyst

It did; very helpful. Thank you so much.

Operator

Jeff Zekauskas.

Jeff Zekauskas - JPMorgan - Analyst

JPMorgan. Genetically modified crops in corn and soya are not permitted to be planted in Europe, but obviously they are very important in the United States.

Do you think that there would be a special regulatory dimension, or a dimension of regulatory oversight should you be successful in acquiring Monsanto, because of the difference in the way that Europe regards genetically modified crops versus the United States, where it’s quite important for you, as food production, that genetically modified crops continue, or do you think there’s no special oversight?

Werner Baumann - Bayer AG - CEO

Yes, thanks, Jeff. Liam Condon is going to take this question.

Liam Condon - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Yes, as you rightly point out there are many issues with acceptance of GMO technology in Europe. I think it’s very important to highlight that these concerns have actually nothing to do with safety or science per se, because also in Europe all of the regulators are absolutely aligned that there are no issues from a safety point of view with GMO.

So the whole discussion is rather a political one in Europe; there’s a lack of political acceptance for GMOs. To be very honest, we don’t see that changing any time soon.

We are already, today, as Bayer, we’re a Company that’s actively using GMO technology. We think every technology out there that can help increase harvests and minimize inputs and do this without compromising the environment are important tools in the fight against hunger.

That’s why we will say we should use every technology that’s available, but we have to accept in certain jurisdictions, geographies, there are political limitations. We will continue to try and explain why this is good technology; why it’s sound science. I think this is work ahead of us that you can be rest assured that we will be taking up in Europe as well, and we are already taking up.

Jeff Zekauskas - JPMorgan - Analyst

But my question was, do you think that there would be any special regulatory oversight in the United States because of this, or do you not think so?

Liam Condon - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

From an overall regulatory approval situation, we don’t believe there are significant regulatory issues here for the simple reason that the overall transaction is highly complementary from a product, and from a geographic point of view.

So all of the assessments we have done, and our advisors have come to the conclusion that there are very, very limited overlaps here, and that there should not be any major issues.

But, of course, we don’t want to pre-empt any regulatory discussions, and we will enter into negotiations with regulatory authorities. Of course, if there is a need to take any additional measures to make sure that the transaction can be consummated, we will do that in a diligent manner.

Jeff Zekauskas - JPMorgan - Analyst

Thank you very much.

Werner Baumann - Bayer AG - CEO

So did this answer your question Jeff? Good.

Operator

Toby Hunston.

Toby Hunston - Insight Investment - Analyst

Insight Investment. I just had a couple of questions on the debt side.

I just wanted to confirm on the ratings in terms of the senior ratings and the hybrid ratings, specifically whether you’re expecting the hybrids to fall to high yield?

And then secondly in terms of your intentions regarding Covestro, should we expect that your stake in that will be sold effectively to partly fund that, and therefore you’d be able to deconsolidate the debt there as well? Thank you very much.

Werner Baumann - Bayer AG - CEO

Yes, thank you, Toby. Johannes Dietsch is going to take your questions.

Johannes Dietsch - Bayer AG - CFO

Okay, the question regarding the rating, you may have seen that Standard & Poor’s put already out a preliminary assessment and said that the senior rating of Bayer will be reduced, but the actual downgrade will be limited to, most probably, two notches.

That is in line with our expectation that we want to have a solid investment grade rating going forward at the time of closing.

You know that we have hybrid bonds outstanding, and those hybrid bonds are normally valued at two notches lower than the senior credit rating.

So if you now anticipate a downgrade to BBB+, then the hybrid bonds would still be with investment grade at BBB-. If we go down to a BBB flat in our senior rating, then the hybrid bonds would slip into non-investment grade territory.

Second question regarding Covestro, it’s pretty much unchanged on what we said before: that we want to divest our stake and that we want to reduce our shareholding to 0% over time, in the mid-term horizon.

There’s no need to change this strategy, we have currently no concrete plans to do that. But mid-term we will fully divest Covestro and then, of course, also deconsolidate.

Toby Hunston - Insight Investment - Analyst

Okay, thank you. Could I just follow up on the hybrid rating question, because I’d seen something earlier that said that you’d been very clear that you would expect the hybrids to be rated BB+. So is that definite in your eyes, or is that still ambiguous?

Johannes Dietsch - Bayer AG - CFO

No, what I said clearly this morning is that we have hybrid bonds with two notches lower than senior rating, and then it all depends on our senior rating going forwards.

If you assume a one notch downgrade from our current A-, then the hybrid bonds would still be in investment grade at BBB+. It’s too early to assess; it depends very much on the way forward and the discussions with the rating agency.

Toby Hunston - Insight Investment - Analyst

Okay, thank you very much.

Johannes Dietsch - Bayer AG - CFO

Okay.

Operator

Gregor Claussen.

Gregor Claussen - Hauck & Aufhaeuser - Analyst

Hauck & Aufhaeuser; I’ve got two of those. The first one is right now you are planning to pay some EUR55 billion, which would already lead to strongly increasing debt ratios. So you may understand that the investment community is concerned already, right now, because of the relatively high price and would be even more concerned if you would need to pay a higher price. So what would be your answer to those concerns?

And second question, which is actually related to that. You said, as far as I understood that right, beside a step by step sale of Covestro, that an asset sale would be not necessary, for example the sale of animal health. Would that change if you would need to increase your bid to Monsanto? Thank you.

Werner Baumann - Bayer AG - CEO

Thanks for the questions, both great questions. We believe that with the offer we have put on the table, the value that is being provided to the Monsanto shareholders is highly attractive. I’ve already mentioned the 37% premium and that is, let’s say, a very, very full price we are putting on the table, looking at what Monsanto brings to the table. That’s where we’re at.

I mentioned earlier that we are still waiting for the response of the Board of Directors of Monsanto.

Looking at asset sales, we are very clear on this one. This transaction is being financed by a combination of equity and debt. No asset disposals are necessary.

If you choose to look at particular assets, it would always be completely unrelated to this undertaking here, since we decide on whether or not we are going to run businesses and build business, based on the strategic merits of the case, and not based on the necessity to finance something else. That also includes the businesses you mentioned.

Gregor Claussen - Hauck & Aufhaeuser - Analyst

Maybe just on short add-on. If you would not need to sell any assets, right now, to finance the deal, then debt ratios would increase even a bit further. There’s the fear in the market that you are not able to finance your pharma business any more in the next years. What would be your answer to this?

Werner Baumann - Bayer AG - CEO

Well, we are not going to starve Peter in order to feed Paul. Very clear.

Gregor Claussen - Hauck & Aufhaeuser - Analyst

All right, thank you.

Werner Baumann - Bayer AG - CEO

From a perspective of developing growing businesses in highly attractive markets, this just doesn’t make any sense.

Our businesses have all the resources they need to flourish. We are continuing to invest heavily into these businesses. We have just announced that we are stepping up our R&D investment in pharmaceuticals.

Actually, testimony to what I’m saying is, that based on how we look at this transaction, the incremental value and cash generation that is going to come with the acquisition of Monsanto, based on our current plans in all of these other businesses that are remaining unchanged, will lead to incremental earnings per share very, very quickly after the first year.

So there’s nothing that we are shifting around. Then, we have a very, very strong capability with the cash flows that these businesses are going to generate going forward to de-lever.

And last but not least, the ability to fund the businesses we are running is very much determined by our requirements in terms of their profile and their profitability and so on. Then, driven by that, the level of resource deployment and in turn, for that, the growth profile, they can generate.

The only area where we are going to have to take a transitional slower path is with larger acquisitions as we de-lever in the early years into this transaction.

Gregor Claussen - Hauck & Aufhaeuser - Analyst

All right, many thanks for that.

Werner Baumann - Bayer AG - CEO

You’re welcome.

Operator

(Operator Instructions). Bill Kavaler.

Bill Kavaler - Seaport Global - Analyst

Seaport Global. A couple of questions. Clearly there’s some antitrust risk here. Are you prepared to offer either a hell-or-high water or some sort of significant multi-billion-dollar reverse termination fee, in order to get this transaction completed or at least the deal signed?

And secondly, in animal health, I know you say you’re upping your pharma R&D. Can you tell us a little bit about what the Monsanto transaction would mean for the animal health business? Thank you.

Werner Baumann - Bayer AG - CEO

I didn’t get the last part of your second question. Could you repeat this please, Bill?

Bill Kavaler - Seaport Global - Analyst

Animal health. Just what does this mean for the animal health business, which now seems to be almost an afterthought, or a very, very small percentage of your global business, should Monsanto actually close?

Werner Baumann - Bayer AG - CEO

Yes, thank you, Bill. First of all, on your question regarding antitrust disposals, it is too early to comment on this point with substance and detail. We have so far, internally assessed also with our advisors, what a anti-trust perspective on the combination could look like.

We think and our confident that this is very manageable. But, of course, we now need to take the next steps and talk to the anti-trust agencies.

Given our assessment, we don’t see a break-fee scenario or something like that of any order of magnitude. It’s actually very hard for us to imagine. So that should also give you our perspective on how we look at antitrust in the terms of, let’s say, the ability to consummate this transaction.

For animal health, yes, it is relatively smaller. But size in absolute terms is not the only determinant of which businesses we run. You also have to see that animal health is a business that is run within the context of its own industrial scope, which happens to be also substantially smaller than the other industries we compete in.

So it’s a question then of relative size. Here we have been, and we are very clear, the way the business performs, there is I think good testimony to the fact that we can grow in line with market. We have the resources to develop and keep a decent product pipeline.

That’s where I will leave it for the time being.

Bill Kavaler - Seaport Global - Analyst

Great, thank you very much.

Werner Baumann - Bayer AG - CEO

You’re welcome.

Operator

Patrick Lambert.

Patrick Lambert - Raymond James - Analyst

Raymond James. Two questions, one regarding the areas of overlap. I think, if I look at your seeds business, cotton, vegetables, and potentially the herbicide tolerance platform, could be at risk. I’d like to have your view on that. Is that part of your assessment — your early assessment that you mentioned a few questions ago? That’s the first question.

And the second regarding synergies. I still have problems to get to the EUR1.5 billion of synergies after three years. If you could help me get at least the R&D synergies where you see overlap currently between your Bayer biotech research and Monsanto’s? Thanks.

Werner Baumann - Bayer AG - CEO

Thanks Patrick, I think on the specifity on where we see overlap I think that’s a good question also for Liam to take. Then on the overlap he’s going to — from a portfolio perspective, he’s going to answer as well.

Patrick Lambert - Raymond James - Analyst

Thank you.

Liam Condon - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Thanks a lot, Patrick. Again, from an overlap point of view I think the key thing to point out here is that there’s a huge complementarity on this transaction, both from a product and a geographical point of view. We actually see very little issues with overlap.

What we intend to do now is of course enter a discussion with the relevant regulatory authorities. Ultimately, it will be the regulatory authorities’ decision then if there are any overlaps that they perceive could be issues where we might have to take then divestment decisions, and that will purely be a decision then of the regulatory authorities. But this is relatively minor in our view and is not in any way a hurdle to this transaction.

Patrick Lambert - Raymond James - Analyst

Would you confirm cotton and vegetables could be at risk, or?

Liam Condon - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

I wouldn’t confirm any product category or any geography again at this stage, because I wouldn’t want to pre-empt any negotiation or discussion with the regulatory authorities.

Patrick Lambert - Raymond James - Analyst

And in terms of synergies?

Werner Baumann - Bayer AG - CEO

Yes, on synergies, I think your question was specifically on where we see overlap in the biotech research area. We are not at that level of granularity in terms of our position to sharing our insight.

I think on this one you will have to bear with us a little bit. We have done, as you know from our Company, a very very deep analysis in order to find out across different categories where the synergy value sits.

There is some ownership of what has been assessed so far in an organization that is going to have to deliver against these synergies later on. We feel quite confident with this assessment even though we will at this point in time, I also think for understandably reasons, since we are in a process with Monsanto here, not share any further granularity.

Patrick Lambert - Raymond James - Analyst

And to be sure, it is EBITDA cost synergies the EUR1.5 billion?

Werner Baumann - Bayer AG - CEO

It is EBITDA cost synergies that we have defined, yes.

Patrick Lambert - Raymond James - Analyst

Thank you.

Operator

Daniel Wendorff.

Daniel Wendorff - Commerzbank - Analyst

Commerzbank; it’s two clarification questions on the synergies please.

I understand that Monsanto’s also currently running a restructuring program, which should lead to annual savings in the three-digit million US dollar area by the end of 2017, if I read this correctly.

My question would be, is this part of your synergy calculation? Just that we know what we should use as a basis for modeling, basically.

A second question would be relating to the question from before, so my understanding was that the EUR1.5 billion in synergies you mentioned are cost and revenue synergies. Can you maybe clarify this again? Thank you.

Werner Baumann - Bayer AG - CEO

Yes, Johannes Dietsch is going to answer both of your questions, Daniel.

Daniel Wendorff - Commerzbank - Analyst

Thank you.

Johannes Dietsch - Bayer AG - CFO

Synergies is very simple. EUR1.5 billion comes on top whatever is announced at Monsanto. That is on the combination of the two companies, so on top of it.

The EUR1.5 billion synergies on EBITDA level comes both from cost synergies as well as top line synergies.

Daniel Wendorff - Commerzbank - Analyst

Thank you very much.

Operator

Saba Hekmat.

Saba Hekmat - New York Life Investors - Analyst

New York Life Investors. If I can go back to the discussion of leverage and balance sheet. When I look at your previous acquisitions on page 22, you took leverage post-sharing as high as over four times, almost 4.5 times, and de-levered as you stated.

With Moody’s you maintained your AAA rating; with S&P went down to BBB+, but you came back to an A rating. Could you give us some clarity as to how long you intend to — or how quickly you intend to come back to an AAA/A- rating should you lose those ratings?

Werner Baumann - Bayer AG - CEO

Johannes Dietsch is going to take that question, Saba.

Johannes Dietsch - Bayer AG - CFO

Well, you’re absolutely right that we will see a debt level of more than four times EBITDA at times of closing, but we intend to quickly deleverage thereafter.

The senior rating, of course, will factor in this high level at the beginning and currently we believe that over a couple of years we will return back to our stated rating target, which is an A- without giving you now a precise number of years when we are going to go back, but we are very confident that we are able to use cash flows to reduce the debt going forward, fairly quickly.

Saba Hekmat - New York Life Investors - Analyst

And if I could just follow up, why is the single A rating important to the Company?

Werner Baumann - Bayer AG - CEO

Well, we stated that we — well, given our business profile, we would be very comfortable in an A rating. But we, of course, are willing, in case of acquisitions and opportunities, to temporarily go below that level in order to finance opportunities. But long term, we have stated that we want to be an A-rated company.

Saba Hekmat - New York Life Investors - Analyst

Great. Thank you.

Operator

[King Xi], FNY Capital.

King Xi - FNY Capital - Analyst

Sorry if I missed it earlier, if you mentioned, I just want to see if this transaction will require a Bayer shareholder vote on your side? Thanks.

Werner Baumann - Bayer AG - CEO

Yes, King, thanks for the question. This transaction is not subject to any further approvals beyond the unanimous vote of Management Board and Supervisory Board.

King Xi - FNY Capital - Analyst

Thank you.

Werner Baumann - Bayer AG - CEO

You’re welcome.

Operator

Excuse me, Mr. Beunink, there are no further questions at this time. Please continue with any other points you wish to raise.

Juergen Beunink - Bayer AG - IR Manager

Also on behalf of my colleagues I’d like to thank you for being with us on the call today and thank you for your questions. Now we’d like to say goodbye. Thanks.

Operator

Ladies and gentlemen, this concludes the Investor and Analyst conference call at Bayer. Thank you for participating. You may now disconnect.

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